Jody M. Walker
                            Attorney At Law
                         7841 South Garfield Way
                        Centennial, Colorado 80122
Telephone: 303-850-7637                         Facsimile: 303-220-9902
                         jmwalker85@earthlink.net

July 25, 2005

Thomas A. Jones
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:   Pricester.com, Inc.
      Amendment 9 to Registration Statement on
      Form SB-2
      File No. 333-118993

Dear Mr. Jones:

If possible, please review the proposed responses to comments 3 and 4 of the comment letter dated July 15, 2005.

Third Party Providers
3.   The amount of revenue received from the relationship with World
Choice has been disclosed.   Additionally, the commission discussion
has been revised to eliminate the complex tables and provide a concise description of the terms. As a result or the revisions, no examples have been added.

   -  Commissions.   Pricester Nevada shall earn
commissions for each sale of a product or service made by
an end user through World Choice's Reservation Services
via online and, if available, via the customer call
concept.   We shall receive commission payments from
World Choice based on a varying percentage commission structure ranging from:
   - 2.5% to 5% of net gross sales for last minute deals and custom trip reservation services;
   - 30% to 60% of the fees World Choice collects or 6% to 10% of net gross sales for hotel bookings depending on the type of booking; and
   - set commissions ranging from $5.00 to $7.50 for air, golf, cruise, travel insurance reservation services and 50% of the fees World Choice collects for car rental.

To date, Pricester Nevada has not received any
commissions under this agreement.   The travel sector is
not our main focus and will require target marketing to
travel consumers that is not yet in place.   There can be
no assurance that World Choice will not terminate the
agreement due to the lack of commissions.   Management is
of the opinion that a termination of this agreement would not have a material negative effect on revenues and that similar terms could be obtained with other reservation services companies.

Certain Relationships and Related Transactions
4.   A description of the organizational and developmental services to
be provided has been included.   The reference to the value of the
services has been deleted and the disclosure revised as follows.

In July 2004, Pricester Nevada entered into an Agreement
for Lock-Up and Issuance of Shares with Dennis Jordan, a
former officer and director of Pricester Nevada and James
DePelisi, a consultant to Pricester Florida, whereby
Messrs. Jordan and DePelisi each agreed to a one year
lockup of 95,000 common shares from the effective date of
this registration statement and Pricester Nevada agreed
to issue 250,000 common shares each to Messrs. Jordan and
Depelisi individually for organizational and
developmental services to be provided upon completion of
this offering.   These services include but are not
limited to assistance in:
   -  recruitment and supervision of professionals
   -  strategic corporate planning
   -  contract negotiations, and
   -  corporate governance and regulatory compliance

On April 1, 2005, Joe Puentes transferred a total of
500,000 Pricester Nevada common shares held by him on
behalf of Pricester Nevada to Messrs. Jordan and Depelisi
for no consideration.   Due to the issuance, Pricester
Nevada's accounts payable will be reduced by the value of the services to be provided, estimated at approximately
$100,000 or $.20 per common share transferred by Mr.
Puentes.

Thank you for your time and consideration in this matter.   Please do
not hesitate to contact me if you require any further information or documentation regarding the above.


Very truly yours,

/s/Jody M. Walker
------------------------------------
Jody M. Walker, Attorney At Law